UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into the Helena Extension Agreement

On January 16, 2025, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), executed that certain Extension Agreement (the “Helena Extension Agreement”) with Helena Special Opportunities LLC (“Helena”).

Under the Helena Extension Agreement, the Company shall issue to Helena a total of 1,133,080 ordinary shares of the Company in exchange for a temporary forbearance by Helena of certain rights and remedies under a promissory note issued by the Company to Helena on July 8, 2024 and that certain Securities Purchase Agreement entered into by the Company and Helena.

The Helena Extension Agreement is attached as Exhibit 10.1, to this Current Report on Form 6-K. The description of the terms of the Helena Extension Agreement is not intended to be complete and is qualified in its entirety by reference to such exhibit.

The information contained in this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements, including its registration statements on Form F-1 (File Nos. 333-278430) and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit

10.1	Helena Extension Agreement dated as of January 16, 2025

SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: January 22, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory